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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 32004

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2011 (MM/DD/YY) AND ENDING 12/31/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Wealth Monitors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11225 College Blvd, Suite 100
(No. and Street)

Overland Park (City) KS (State) 66210 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Lamb 913-345-2978 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hutchins & Haake, LLC Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

11900 College Blvd, Suite 310 (Address) Overland Park (City) KS (State) 66210 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Michael Lamb, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Wealth Monitors, Inc., as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Notary Public - State of Kansas
TARA L. SCHROEDER
My Appointment Expires 11/27/13

Signature

Pres

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Hutchins & Haake, LLC

Certified Public Accountants

College Boulevard and Quivira Road
11900 College Boulevard, Suite 310
Overland Park, Kansas 66210
Phone (913) 338-4455
Fax (913) 338-4458

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of
Wealth Monitors, Inc.
Overland Park, Kansas

We have audited the accompanying statements of financial condition of Wealth Monitors, Inc., as of December 31, 2011 and 2010, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the years then ended. In addition, we audited the supplementary schedules of computation of net capital, computation of aggregate indebtedness, computation of basic net capital requirements, computation of determination of reserve requirements, information relating to the possession or control requirements and reconciliation pursuant to Rule 17a-5(d)(4). These financial statements and supplementary schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and supplementary schedules based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements and supplementary schedules referred to above present fairly, in all material respects, the financial position of Wealth Monitors, Inc. as of December 31, 2011 and 2010, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Hutchins & Haake, LLC

Hutchins & Haake, LLC
Certified Public Accountants

January 23, 2012
Overland Park, Kansas

WEALTH MONITORS, INC.

Statements of Financial Condition
December 31, 2011 and 2010

ASSETS	2011	2010
Current assets		
Cash and cash equivalents	$ 813,896	$ 463,302
Marketable securities at fair value (cost $328,596 at December 31, 2010)	-	268,603
Commissions receivable	22,092	12,413
Income taxes receivable	2,820	-
Other receivables	-	522
Prepaid expenses	10,648	6,905
Total current assets	849,456	751,745
Plant and equipment		
Office furniture and equipment	51,882	61,025
Mailing list	17,751	17,751
Total plant and equipment	69,633	78,776
Less accumulated depreciation	69,633	78,776
Net plant and equipment	-	-
Other assets-deposits	4,501	4,501
Total assets	$ 853,957	$ 756,246

The accompanying notes are an integral part of these financial statements.

WEALTH MONITORS, INC.

Statements of Financial Condition
December 31, 2011 and 2010

LIABILITIES AND STOCKHOLDERS' EQUITY	2011	2010
Current liabilities		
Accounts payable and other liabilities	$ 2,746	$ 4,685
Income taxes payable	-	13,272
Payroll taxes payable	2,678	-
Commissions payable	38,081	31,590
Total current liabilities	43,505	49,547
Stockholders' equity		
Common stock, $.01 par value, authorized 1,000,000 shares, issued and outstanding 200,000 shares	2,000	2,000
Additional paid-in capital	308,561	308,561
Retained earnings	499,891	396,138
Total stockholders' equity	810,452	706,699
Total liabilities and stockholders' equity	$ 853,957	$ 756,246

The accompanying notes are an integral part of these financial statements.

WEALTH MONITORS, INC.

Statements of Income
For the Years Ended December 31, 2011 and 2010

	2011	2010
Revenue		
Commissions income	$ 604,012	$ 564,663
Interest and dividends	3,815	25,451
Realized investment gain (loss)	26,851	(12,983)
Unrealized investment gain (loss)	34,994	50,496
Other income	173,777	198,754
Total revenue	843,449	826,381
Operating and administrative expenses	732,696	694,292
Income before income taxes	110,753	132,089
Income taxes		
Current income taxes	7,000	12,677
Deferred income taxes	-	-
Total income taxes	7,000	12,677
Net income	$ 103,753	$ 119,412

The accompanying notes are an integral part of these financial statements.

WEALTH MONITORS, INC.

Statements of Changes in Stockholders' Equity
For the Years Ended December 31, 2011 and 2010

	Common Stock				
	Shares Issued & Outstanding	Amount	Additional Paid-In Capital	Retained Earnings	Total
Balance at December 31, 2009	200,000	$ 2,000	$ 308,561	$ 1,026,726	$ 1,337,287
Net income	-	-	-	119,412	119,412
Dividends paid	-	-	-	(750,000)	(750,000)
Balance at December 31, 2010	200,000	2,000	308,561	396,138	706,699
Net income	-	-	-	103,753	103,753
Balance at December 31, 2011	200,000	$ 2,000	$ 308,561	$ 499,891	$ 810,452

The accompanying notes are an integral part of these financial statements.

WEALTH MONITORS, INC.

Statements of Changes in Liabilities Subordinated to Claims of General Creditors
For the Years Ended December 31, 2011 and 2010

There were no liabilities subordinated to the claims of creditors at the beginning or end of the year or at any time during either of the years.

The accompanying notes are an integral part of these financial statements.

WEALTH MONITORS, INC.

Statements of Cash Flows
For the Years Ended December 31, 2011 and 2010

	2011	2010
Cash flows from operating activities		
Net income	$ 103,753	$ 119,412
Adjustments to reconcile net income to net cash provided by operating activities		
Net income taxes paid	(23,092)	(9,128)
Current income tax expense	7,000	12,677
Change in current assets and liabilities		
Net (increase) decrease in assets		
Marketable securities	268,603	258,546
Commissions receivable	(9,679)	(1,796)
Other receivables	522	(522)
Prepaid expenses	(3,743)	1,713
Net increase (decrease) in liabilities		
Accounts payable and other liabilities	(1,939)	796
Payroll taxes payable	2,678	(78)
Commissions payable	6,491	14,285
Net cash provided by operating activities	350,594	395,905
Cash flows from financing activities		
Dividends paid in cash	-	(750,000)
Net cash used in financing activities	-	(750,000)
Net increase (decrease) in cash and cash equivalents	350,594	(354,095)
Cash and cash equivalents		
Beginning	463,302	817,397
Ending	$ 813,896	$ 463,302

The accompanying notes are an integral part of these financial statements.

WEALTH MONITORS, INC.

Notes to Financial Statements
December 31, 2011 and 2010

Note 1 – Summary of Significant Accounting Policies

A. ***Description of Business***
Wealth Monitors, Inc. (the Company) is a full service securities broker providing investment advisory and other related services to clients in the United States. It operates as an introducing broker on a fully disclosed basis and does not hold funds or securities for customers. The Company is a member of FINRA and the Securities Investor Protection Corporation (SIPC). The Company is not registered with the Securities and Exchange Commission as an investment advisor. Michael Lamb, founder of Wealth Monitors, Inc., is retiring effective the end of the production month January 2012 and the Company will cease to operate as a broker, as described above, as of that date. The Company's clearing firm, J. P. Morgan, and FINRA, have been notified of this decision.

B. ***Cash Equivalents***
The Company considers all short-term investments with an original maturity of three months or less to be cash equivalents.

C. ***Receivables***
The Company considers receivables to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

D. ***Office Furniture and Equipment***
Office furniture and equipment are recorded at cost. Depreciation is computed using accelerated methods allowed for tax return purposes. The useful lives of the related assets are from five to seven years. Expenditures for maintenance, repairs and renewals are charged to expense as incurred.

E. ***Marketable Securities***
Marketable securities held at December 31, 2010 consist of various stock and mutual fund holdings, carried at fair value. Unrealized gains or losses are included as part of revenue in the income statements. All securities were liquidated in 2011.

ASC 820 defines fair value as the price that would be received in the sale of an asset (or paid to transfer a liability) in an orderly transaction between market participants at the measurement date (that is, the date(s) of the Company's balance sheets). The statement establishes a "fair value hierarchy" that requires the reporting entity to maximize use of observable, and at the same time minimize the use of unobservable, inputs in measuring fair value. The hierarchy is set forth as the three categories below, defined by inputs in order of decreasing observability:

Note 1 – Summary of Significant Accounting Policies *(continued)*

Level 1	Quoted prices in active markets for identical assets
Level 2	Observable inputs other than the prices referred to in Level 1, such as quoted prices for similar assets or other inputs that are observable or can be corroborated by observable market data
Level 3	Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the asset

Where quoted market prices are available in an active market, securities are classified within Level 1 of the valuation hierarchy. These would include mutual funds and common stocks with quoted prices. ASC 820 requires that the reporting entity report the amounts of investment fair value that were determined by the inputs in each category.

All of the Company's investments fell within Level 1.

F. ***Current and Deferred Income Taxes***
Current income tax expenses are accrued based upon the actual taxes payable. The Company recognizes deferred income taxes on differences between taxable and financial statement income and expense. Such differences primarily relate to the tax return treatment of gains and losses on the sale of marketable securities, and to the financial statement recognition of unrealized gains and losses relating to such securities. Realized losses on sales of these investments are deductible for tax reporting purposes only to the extent that they offset realized gains, subject to carrybacks of such losses allowed under provisions of the Internal Revenue Code. To the extent that the aggregate unrealized gains exceed the accumulated non-deducted realized losses, the Company recognizes deferred income taxes at current marginal federal and state tax rates. No benefit is recorded if unrealized losses exceed unrealized gains.

G. ***Use of Estimates***
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

H. ***Concentration of Risk***
In certain instances during the year, the Company's cash and cash equivalents are deposited in institutions in amounts exceeding the federally insured limit.

Note 2 – Income Taxes

In years prior to 2009, when the Company was in the position that the fair value of its marketable securities exceeded the cost of those securities, the Company provided a deferred tax liability at the expected rate at which taxes would be applicable under the assumption that the securities were liquidated at that fair value in a future period. Later, when market conditions led to the fair value in aggregate falling to an amount below cost, the Company did not recognize a deferred tax asset under the same assumption because, due to the provisions of existing income tax regulation, losses on the sale of investments, as capital losses, would only be deductible in future years to the extent that they would be offset by capital gains. At December 31, 2010, the aggregate excess of cost over fair value of $59,993, an unrealized capital loss, generated no net deferred tax asset.

In 2011 and 2010 the Company's portfolio recovered. Also, in both years, certain investments were liquidated at amounts in excess of their individual cost. To the extent in either year that there was a portion of recognized gain that was realized because selling price exceeded cost, the Company recognized income tax expense. As noted, however, the remaining investments at December 31, 2010 continued to have an aggregate fair value less than cost, therefore the recovery was not offset by any deferred tax expense. In 2011, the remaining investments continued to appreciate to an amount in excess of aggregate cost and were liquidated, resulting in a realized gain.

The gains recognized in the statements of income for 2011 and 2010 exceeded the tax return basis gains because the amount of recovery of market value from fair values that were in aggregate less than cost exceeded the excess of selling price over cost basis. Because no deferred tax benefit had been recognized in the earlier years, there is no deferred tax expense to recognize in 2011 and 2010 that relates to this excess gain. The income tax expenses recognized in 2011 and 2010, therefore, based upon only the lower tax basis gains, are less than expected tax expense determined by applying statutory rates to financial statement pre-tax income. This is the principal reason that effective income tax rates are 6.3% and 9.6% in 2011 and 2010, respectively.

Note 3 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). This rule requires the maintenance of minimum net capital. At December 31, 2011, the Company had net capital of $792,484, which was $692,484 in excess of its required net capital of $100,000.

In addition, the Company's clearinghouse requires the maintenance of a minimum net capital balance of $150,000.

WEALTH MONITORS, INC.

Notes to Financial Statements
December 31, 2011 and 2010

Note 4 – Lease Commitment

The Company leases an office facility under a contract which obligates it to rental payments through February 2012. The Company's commitment for rental payments through February 2012 is $7,966.

Rent paid under operating leases with terms longer than one year was $47,820 and $48,842 for 2011 and 2010, respectively.

Note 5 – Subsequent Events

The Company has evaluated subsequent events through January 23, 2012, the date which the financial statements were available to be issued.

Note 6 – Material Inadequacies

None noted.

SUPPLEMENTARY INFORMATION

Pursuant to Rule 17a-5 of the Securities Exchange Act of 1934

December 31, 2011

WEALTH MONITORS, INC.

Schedule I

Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission

As of December 31, 2011

Net capital	
Total stockholders' equity at December 31, 2011	$ 810,452
Less ownership equity not allowable for net capital	
Income taxes receivable	2,820
Prepaid expenses	10,648
Other assets - deposits	4,501
Total non-allowable assets	17,968
Tentative net capital	792,484
Haircuts on investments and undue concentration	-
Net capital	$ 792,484
Aggregate indebtedness	
Total aggregate indebtedness	$ 43,504
Computation of basic net capital requirements	
Minimum net capital required	$ 100,000
Excess of net capital	$ 692,484
Percentage of aggregate indebtedness to net capital	5.49%

Reconciliation With Company's Computation

There are no material differences from the computation of net capital in the FOCUS Form Part II A for December 31, 2011 filed January 23, 2012.

WEALTH MONITORS, INC.

Schedule II

Computation of Determination of Reserve Requirements and
Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

As of December 31, 2011

The Company did not make a computation for determining the reserve requirement or supply information relating to the possession or control requirements pursuant to Rule 15c3-3 as they are exempt pursuant to subparagraph (k)(1) of Rule 15c3-3.

Hutchins & Haake, LLC

Certified Public Accountants

College Boulevard and Quivira Road
11900 College Boulevard, Suite 310
Overland Park, Kansas 66210
Phone (913) 338-4455
Fax (913) 338-4458

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL

The Board of Directors and Stockholders of
Wealth Monitors, Inc.
Overland Park, Kansas

In planning and performing our audit of the financial statements of Wealth Monitors, Inc. for the years ended December 31, 2011 and 2010, we considered its internal control structure including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL
(continued)

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2011 and 2010, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Hutchins & Haake, LLC

Hutchins & Haake, LLC
Certified Public Accountants

January 23, 2012
Overland Park, Kansas

Hutchins & Haake, LLC

Certified Public Accountants

College Boulevard and Quivira Road
11900 College Boulevard, Suite 310
Overland Park, Kansas 66210
Phone (913) 338-4455
Fax (913) 338-4458

INDEPENDENT AUDITORS' REPORT ON AGREED-UPON PROCEDURES PERFORMED RELATIVE TO FORM SIPC-7

The Board of Directors and Stockholders of
Wealth Monitors, Inc.
Overland Park, Kansas

In accordance with Rule 17a5(e)(4) under the Securities Exchange Act of 1934, we have performed procedures enumerated below with respect to the accompanying General Assessment Reconciliation (form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2011, which were agreed to by Wealth Monitors, Inc. (the Company) and SIPC solely to assist you and SIPC in evaluating the Company's compliance with the applicable instructions of the Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of the parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payment in Form SIPC-7 with the respective cash disbursement entry in the Company's general ledger, noting no difference.
2. Compared and reconciled the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2011 to the amounts reported on Form SIPC-7 for the year ended December 31, 2011, and noted no differences.
3. Noted there were no adjustments reported in Form SIPC-7.
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and its supporting schedules and work papers, noting no differences.

We were not engaged to, and did not conduct, an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters may have come to our attention that would have been reported to you.

This report is intended solely for the information and the use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Hutchins & Haake, LLC

Hutchins & Haake, LLC
Certified Public Accountants

January 23, 2012
Overland Park, Kansas

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended 12-31, 20 11

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

032004 FINRA DEC
WEALTH MONITORS INC 20*20
11225 COLLEGE BLVD STE 100
OVERLAND PARK KS 66210-2770

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A. General Assessment (item 2e from page 2)		$ 1925
B. Less payment made with SIPC-6 filed (exclude interest) 7-18-11 Date Paid		(1251)
C. Less prior overpayment applied		(-0-)
D. Assessment balance due or (overpayment)		674
E. Interest computed on late payment (see instruction E) for______days at 20% per annum		-0-
F. Total assessment balance and interest due (or overpayment carried forward)		$ 674
G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 674	
H. Overpayment carried forward	$(-0-)	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

WEALTH MONITORS INC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

VICE PRESIDENT
(Title)

Dated the 23 day of JANUARY, 20 12.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

7010 3090 0002 6980 6665

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 01-01, 2011
and ending 12-31, 2011

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 843449
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	1205
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	61844
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): (Deductions in excess of $100,000 require documentation)	3293
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 7099	
Enter the greater of line (i) or (ii)	7099
Total deductions	73441
2d. SIPC Net Operating Revenues	$ 770008
2e. General Assessment @ .0025	$ 1925
	(to page 1, line 2.A.)

WEALTH MONITORS, INC.

Financial Statements and
Independent Auditors' Report

December 31, 2011 and 2010

Hutchins & Haake, LLC

Certified Public Accountants

WEALTH MONITORS, INC.

Financial Statements and Independent Auditors' Report

December 31, 2011 and 2010

WEALTH MONITORS, INC.

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